[Dexter Corporation Letterhead]







June 30, 2000





Dear Shareholder:

As you may be aware, International Specialty Products Inc. has commenced an unsolicited $45 per share cash tender offer for the company's common stock.

AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY REJECTED ISP'S OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO ISP.

In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of Lehman Brothers Inc., the Company's financial advisor, that, as of the date of such opinion and based upon the matters set forth therein, the $45 per share being offered to Dexter shareholders (other than ISP and its affiliates) pursuant to ISP's tender offer is inadequate, from a financial point of view, to such shareholders.

Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9, and we encourage you to consider it carefully. If you have any questions concerning ISP's tender offer, please call us or MacKenzie Partners, Inc. at (800) 322-2885.

Your Board of Directors and I greatly appreciate your continued support and encouragement.

Sincerely,




K. Grahame Walker
Chairman and Chief Executive Officer